UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November, 2021

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________      No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________      No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Market announcement

  ULTRAPAR PARTICIPAÇÕES S.A.

  MARKET ANNOUNCEMENT

  Acquisition of relevant ownership position

  São Paulo, November 22, 2021 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar” or “Company”), in compliance with CVM Resolution 44/21, hereby informs that it was notified by Canada Pension Plan Investment Board ("CPPIB") that it reached an aggregate ownership position of 5.03% of common shares issued by Ultrapar as of November 17, 2021, amounting to 56,084,095 shares.

  CPPIB also informed that between the achievement of the relevant negotiation and the present date, it acquired another 257,057 shares, now holding 56,341,152 shares. In addition to the aforementioned shares, CPPIB mentioned that it does not hold other securities issued by Ultrapar and/or derivative financial instruments referenced to securities issued by the Company, whether for physical or financial settlement.

  Finally, CPPIB also informed that it does not intend to acquire control of the Company or change Ultrapar's administrative structure.

  Rodrigo de Almeida Pizzinatto

  Chief Financial and Investor Relations Officer

  Ultrapar Participações S.A.

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: November 22, 2021

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

  (Market announcement)